Deloitte LLP 816 Main Street Moncton NB E1C 1E6 Canada Tel: 506-389-8073 Fax: 506-632-1210 www.deloitte.ca

December 16, 2020

To:	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the notice of change of auditor of Organigram Holdings Inc. dated December 14, 2020 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1 and 4 as it relates to us, and we have no basis to agree or disagree with statements 2, 3 and 5 contained in the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants